FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                          For the month of August, 2000


                                BASF Corporation
                                ----------------
                 (Translation of Registrant's Name Into English)

                              Carl Bosch Strasse 38
                              Ludwigshafen, Germany
                                      67056
                                      -----
                    (Address of Principal Executive Offices)


         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                              Form 20-F X   Form 40-F
                                       ---

         (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                                    Yes    No X
                                       ---   ---

         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________)




Enclosure

Second Quarter Results 2000
August 8, 2000


















o Quarterly sales of Euro 9 billion (+24%) at record level

o Income from operations (on a comparable basis) rises 18%

o Strong growth in Plastics & Fibers

o Contribution to earnings from Asia almost tripled

BASF Group
------------------------------------------------------------------------------------------------------------
Million                                            2nd Quarter       Change         1st Half        Change
Euro                                              2000      1999      in %        2000     1999      in %
------------------------------------------------------------------------------------------------------------
Sales                                             8,969     7,235    + 24.0      17,439   14,008    + 24.5

Income from operations before special items         882       749    + 17.8       1,805    1,405    + 28.5

Income from operations                              891       421    +111.6       1,858      992    + 87.3

Income before taxes                                 954       380    +151.1       1,886      932    +102.4

Net income                                          448       106    +322.6         912      429    +112.6

Earnings per share in Euro                         0.73      0.17    +329.4        1.48     0.69    +114.5

Number of employees                                                             104,882  106,054    -  1.1
------------------------------------------------------------------------------------------------------------

Overview

Successful second quarter. Sales in the second quarter rose to a new record figure of nearly Euro 9 billion. All operating segments contributed to this performance with the sharpest increases being recorded by Plastics & Fibers and Chemicals segments. We further expanded our business in all regions, particularly in Asia.

Volumes were up by 7.5% in the second quarter. Higher selling prices and the sharp rise in the price of oil resulted in a 12.6% increase in sales. The main areas in which price increases were put through were Styrenic Polymers, Petrochemicals and Inorganics and Fiber Products divisions.

Sales rose by 24.5% in the first half, although portfolio changes meant that we lost a total of Euro 285 million, or 2% of sales, in particular as a result of the divestiture of our oil marketing and refinery business.

Earnings

Income from operations before special items exceeded the previous year's figure by 17.8%. The Oil & Gas and Plastics & Fibers segments, in particular, recorded significant gains in earnings. However, a number of divisions were exposed to noticeable pressure on margins as a result of increased raw materials prices. To date, this effect has been only partially offset by increases in selling prices.

Factors influencing sales in comparison with the previous year
--------------------------------------------------------------------------------
                               1st Quarter     2nd Quarter    1st Half
--------------------------------------------------------------------------------
Volumes                          + 11.1           +  7.5       +  9.1

Prices                           +  9.6           + 12.6       + 11.2

Currency                         +  6.3           +  6.1       +  6.2

Scope of consolidation           -  1.9           -  2.2       -  2.0
--------------------------------------------------------------------------------
Total                            + 25.1           + 24.0       + 24.5
--------------------------------------------------------------------------------

Future prospects

We expect the positive trend to continue during the second half. The additional sales from American Cyanamid's crop protection business, which we acquired as of July 1, will largely compensate for the sales of the polyolefin business being transferred to the BASELL joint venture. However, one-time charges of about Euro 400 million resulting from the integration of American Cyanamid will affect income in the second half. In addition, we expect further charges of about Euro 120 million, which will not reoccur in the following years. The charges are related to the sale of inventory, which we acquired and revalued at market prices. We expect to exceed our year-end target by increasing income from operations by more than 10% on a comparable basis.

Development of income before taxes
------------------------------------------------------------------------------------------------------
Million Euro                     1st Quarter          2nd Quarter       3rd Quarter       4th Quarter
                                2000     1999        2000     1999     2000     1999     2000     1999
------------------------------------------------------------------------------------------------------
Income before special items      888      637         846      708               624               826

Change in %                    +39.4    -25.8       +19.5    -12.6             +16.9            +123.2

Net special items                 44    -  85         108    - 328             - 334               558
------------------------------------------------------------------------------------------------------
Income before taxes              932      552         954      380               290             1,384
------------------------------------------------------------------------------------------------------

Segments

Chemicals

In comparison with the second quarter of the previous year, we increased sales by Euro 389 million or 37.2% and significantly improved earnings - even in comparison with the previous quarter. The Petrochemicals & Inorganics division doubled its sales. The margins for cracker products improved. In the other divisions, demand was strong for most products and led to volume increases, but higher raw material prices could only partially be passed on in the selling prices.

Sales by division
--------------------------------------------------------------------------------------
Million                     1st         Change      2nd     Change    1st       Change
Euro                      Quarter        in %     Quarter    in %     Half       in %
--------------------------------------------------------------------------------------
Petrochemicals and
Inorganics                  272         +90.2       341     +104.2     613      +97.7

Industrial Chemicals        228         +39.9       237     + 26.7     465      +32.9

Intermediates               407         +17.6       438     + 18.4     845      +18.2

Specialty Chemicals         383         +29.0       419     + 30.1     802      +29.6
--------------------------------------------------------------------------------------


Plastics & Fibers

Sales in the second quarter rose Euro 925 million or 45.6% compared to the same period last year. This was the largest increase in sales achieved by any segment in the second quarter. Earnings before special items also improved substantially rising by Euro 95 million or 72.5% compared to the second quarter of 1999. The Styrenic Polymers division increased both sales and earnings sharply as a result of higher volumes and prices.

Sales by division
--------------------------------------------------------------------------------------
Million                     1st         Change      2nd     Change    1st       Change
Euro                      Quarter        in %     Quarter    in %     Half       in %
--------------------------------------------------------------------------------------
Styrenic Polymers           635         +73.0       720     +65.9      1,355    +69.2

Engineering Plastics        406         +53.2       444     +42.8        850    +47.6

Polyurethanes               630         +24.8       683     +27.2      1,313    +26.0

Fiber Products              376         +40.8       423     +43.9        799    +42.4

Polyolefins                 676         +51.9       684     +51.0      1,360    +51.4
--------------------------------------------------------------------------------------

Colorants & Finishing Products

In the second quarter, we increased sales by Euro 193 million or 11.9% compared with the same quarter last year. The improved sales by the Coatings and Dispersions divisions resulted partly from the acquisitions of Rohm & Haas's industrial coatings business and Chemdal's superabsorbents business. Income before special items in the second quarter fell short of the strong performance achieved in the same quarter last year. Especially in the Dispersions division, the price increases implemented to date have not been sufficient to offset the higher cost of raw materials. The Colorants division achieved a significant improvement in earnings as a result of the successfully implemented restructuring program.

Sales by division
--------------------------------------------------------------------------------------
Million                     1st         Change      2nd     Change    1st       Change
Euro                      Quarter        in %     Quarter    in %     Half       in %
--------------------------------------------------------------------------------------
Colorants                   580         +9.2        592     + 4.8      1,172    + 6.9

Coatings                    511         +13.3       566     +16.9      1,077    +15.2

Dispersions                 598         +12.0       662     +14.5      1,260    +13.3
--------------------------------------------------------------------------------------

Segments
-----------------------------------------------------------------------------------------------------------------------------
                                                    Sales                    Income from              Income from operations
                                                                              operations               before special items
-----------------------------------------------------------------------------------------------------------------------------
                                                             Change                    Change                          Change
Million Euro                             2000        1999     in%      2000    1999     in %         2000    1999       in %
-----------------------------------------------------------------------------------------------------------------------------
2nd Quarter
Chemicals                               1,435       1,046    +37.2      208     170    + 22.4        208     168       + 23.8
Plastics & Fibers                       2,954       2,029    +45.6      219     133    + 64.7        226     131       + 72.5
Colorants & Finishing Products          1,820       1,627    +11.9      136     138    -  1.4        137     190       - 27.9
Health & Nutrition                      1,725       1,546    +11.6      153    -138        .         137     171       - 19.9
Oil & Gas                                 760         624    +21.8      247     124    + 99.2        247     122       +102.5
Other                                     275         363    -24.2      -72    -  6        .         -73     -33       -121.2
-----------------------------------------------------------------------------------------------------------------------------
                                        8,969       7,235    +24.0      891     421    +111.6        882     749       + 17.8
-----------------------------------------------------------------------------------------------------------------------------
1st Half
Chemicals                               2,725       1,994    +36.7      359     336    +  6.8        364     363       +  0.3
Plastics & Fibers                       5,677       3,878    +46.4      482     233    +106.9        446     243       + 83.5
Colorants & Finishing Products          3,509       3,143    +11.6      307     275    + 11.6        304     351       - 13.4
Health & Nutrition                      3,235       2,933    +10.3      304       5        .         290     326       - 11.0
Oil & Gas                               1,614       1,250    +29.1      487     171    +184.8        487     169       +188.2
Other                                     679         810    -16.2      -81    - 28        .         -86     -47       - 83.0
-----------------------------------------------------------------------------------------------------------------------------
                                       17,439      14,008    +24.5    1,858     992    + 87.3      1,805   1,405       + 28.5
-----------------------------------------------------------------------------------------------------------------------------

Health & Nutrition

The Pharmaceuticals division increased sales in the second quarter by Euro 68 million or 11.8% over the previous year. Sales rose particularly in Asia, partly due to currency effects. Earnings in the second quarter remained below those of the same quarter last year due to lower earning levels in the United States. As result of the good earnings in the first quarter, first-half earnings improved by 36.6%. The restructuring program is progressing according to plan.

In the Fine Chemicals division, volumes improved during the second quarter. Prices, however, remain unsatisfactory, and as a result sales only increased by 6.1% and earnings did not match those of the previous year.

The Crop Protection division increased sales by Euro 91 million or 14.2% in the second quarter in comparison with the same quarter last year. However, the increase in sales is largely attributable to foreign currency effects, especially from the North American business. Despite pressure on margins, earnings once again reached a good level.

--------------------------------------------------------------------------------
                               Sales          Income from          Income from
                                              operations           operations
                                                                     before
                                                                  special items
Million                            Change              Change             Change
Euro                                in %                in %               in %
--------------------------------------------------------------------------------
1st Quarter 2000
Pharmaceuticals            614     +13.1       40      +122.2     40      +110.5
Fine Chemicals             354     +12.7        8      - 42.9     10      - 50.0
Crop Protection            542     + 2.3      103      -  7.2    103      - 11.2
--------------------------------------------------------------------------------
2nd Quarter 2000
Pharmaceuticals            642     +11.8       27          .      16      - 27.3
Fine Chemicals             349     + 6.1        6          .       7      - 46.2
Crop Protection            734     +14.2      120      - 14.3    114      - 16.2
--------------------------------------------------------------------------------
1st Half 2000
Pharmaceuticals          1,256     +12.4       67          .      56      + 36.6
Fine Chemicals             703     + 9.3       14          .      17      - 48.5
Crop Protection          1,276     + 8.8      223      - 11.2    217      - 13.9
--------------------------------------------------------------------------------

Oil & Gas

The significant increase in the price of crude oil and the higher dollar resulted in a doubling of our sales from oil and gas production. Natural gas trading also benefited from the increased reference prices. This more than compensated for the loss of sales from the oil marketing and refinery business, which was sold at the end of 1999. The positive trend of sales is also reflected in income from operations, which doubled in the second quarter. However, the non-deductible oil production taxes included in the tax charge also increased and amounted to Euro 89 million in the second quarter.

Regions
-----------------------------------------------------------------------------------------------------------
                                  Sales based on              Sales based on             Income from
                               location of customer        location of company           operations*
-----------------------------------------------------------------------------------------------------------
                                               Change                     Change                     Change
Million Euro                  2000     1999     in %     2000     1999     in %     2000       1999   in %
-----------------------------------------------------------------------------------------------------------
2nd Quarter
Europe                        4,984    4,039   +23.4     5,486    4,571   +20.0       595      243   +144.9
o thereof Germany             1,874    1,601   +17.1     3,546    3,016   +17.6       377       83   +354.2
North America (NAFTA)         2,280    1,830   +24.6     2,298    1,837   +25.1       195      110   + 77.3
South America                   524      434   +20.7       432      344   +25.6        48       46   +  4.3
Asia, Pacific Area, Africa    1,181      932   +26.7       753      483   +55.9        53       22   +140.9
-----------------------------------------------------------------------------------------------------------
                              8,969    7,235   +24.0     8,969    7,235   +24.0       891      421   +111.6
-----------------------------------------------------------------------------------------------------------
1st Half
Europe                       10,019    8,104   +23.6    11,051    9,066   +21.9     1,317      659   + 99.8
o thereof Germany             3,923    3,251   +20.7     7,083    5,957   +18.9       870      309   +181.6
North America (NAFTA)         4,146    3,403   +21.8     4,167    3,405   +22.4       320      252   + 27.0
South America                   976      793   +23.1       795      629   +26.4        98       36   +172.2
Asia, Pacific Area, Africa    2,298    1,708   +34.5     1,426      908   +57.0       123       45   +173.3
-----------------------------------------------------------------------------------------------------------
                             17,439   14,008   +24.5    17,439   14,008   +24.5     1,858      992   + 87.3
-----------------------------------------------------------------------------------------------------------

*Based on location of company

Regions

All regions contributed to the increase in sales and earnings in the second quarter. The much higher contribution to earnings made by the German group companies is attributable to the charges contained in the previous year's earnings related to antitrust proceedings in the vitamins business. In North America (NAFTA), the sales increase in dollar terms was about 10% in the second quarter and about 7% in the first half. Second quarter earnings in North America increased by 77.3%. Our Asian companies, especially those in Korea and China, raised their contribution to Group earnings in the second quarter by 141%.

Finance

In the first half, cash provided by operating activities was reduced in comparison with the same period last year as a result of higher accounts receivable and inventory, as well as payments of fines related to violations of antitrust laws in the vitamins business. The total cash outflow for investments was Euro 5.7 billion. Cash used for acquisitions related primarily to the acquisition of American Cyanamid's crop protection business and Chemdal's superabsorbents business. The payment made on June 30 for American Cyanamid, acquired as of July 1, and the corresponding financing are shown in the balance sheet as "Receivables" and "Financial Indebtedness" respectively. By the end of June this year we have spent Euro 323 million on the share buy-back, and acquired a total of 6.8 million shares.

Euro conversion

The conversion of the European group companies from national currencies to Euro was successfully accomplished over the Easter weekend of 2000. Accounts and reporting are now euro-based, retroactive to January 1, 2000.

Statements of Cash Flows, 1st half
--------------------------------------------------------------------------------
Million Euro                                           2000        1999
--------------------------------------------------------------------------------
Net income                                               912         429

Depreciation of fixed assets                           1,320       1,203

Changes in net current assets                         -1,116         -20

Miscellaneous items                                      -14         231
--------------------------------------------------------------------------------
Cash provided by operating activities                  1,102       1,843
--------------------------------------------------------------------------------
Additions to tangible and intangible
fixed assets                                          -1,298      -1,387

Acquisitions and divestitures, net                    -4,794       - 200

Financial investments and other items                    351         285
--------------------------------------------------------------------------------
Cash used in investing activities                     -5,741      -1,302
--------------------------------------------------------------------------------
Proceeds from capital increases                        - 298       - 255

Changes in financial indebtedness                      5,386         841

Dividends paid                                         - 725       - 697
--------------------------------------------------------------------------------
Cash used in financing activities                      4,363       - 111
--------------------------------------------------------------------------------
Changes in cash assets affecting liquidity             - 276         430

Initial cash assets and other changes                  1,019         799
--------------------------------------------------------------------------------
Cash and cash equivalents                                743       1,229
--------------------------------------------------------------------------------

Forward-looking statements

This report contains forward-looking statements under the Private Securities Litigation Reform Act of 7995. These statements are based on current expectations, estimates and projections of BASF management and currently available information. They are not guarantees of future performance, involve certain risks and uncertainties that are difficult to predict and are based upon assumptions as to future events that may not prove to be accurate. Many factors could cause the actual results, performance or achievements of BASF to be materially different from those that may be expressed or implied by such statements. Such factors include those discussed in BASF's Form 20-F filed with the Securities and Exchange Commission. We do not assume any obligation to update the forward-looking statements contained in this report.

Future reports

3rd quarter 2000                      November 9, 2000
Year 2000                             March 14, 2001
1st quarter 2001/
Annual meeting                        April 26, 2001
1st half 2001                         August 7, 2001

Interim Financial Statement of the BASF Group (abridged)

Consolidated Statements of Income                                                           Million Euro
--------------------------------------------------------------------------------------------------------------
                                                   2nd Quarter       Change          1st Half          Change
                                                 2000       1999      in %        2000       1999       in %
--------------------------------------------------------------------------------------------------------------
Sales*                                          8,969      7,235     + 24.0      17,439     14,008     + 24.5
Cost of sales                                   5,731      4,426     + 29.5      11,141      8,545     + 30.4
--------------------------------------------------------------------------------------------------------------
Gross profit on sales                           3,238      2,809     + 15.3       6,298      5,463     + 15.3

Selling expenses                                1,424      1,292     + 10.2       2,767      2,493     + 11.0

General and administrative expenses               186        161     + 15.5         348        350     -  0.6

Research and development expenses                 357        339     +  5.3         701        686     +  2.2

Other operating income                            158        140     + 12.9         415        340     + 22.1

Other operating expenses                          538        736     - 26.9       1,039      1,282     - 19.0
--------------------------------------------------------------------------------------------------------------
Income from operations                            891        421     +111.6       1,858        992     + 87.3

Financial result                                   63       - 41         .           28        -60         .
--------------------------------------------------------------------------------------------------------------
Income before taxes and minority interests        954        380     +151.1       1,886        932     +102.4

Income taxes                                      498        273     + 82.4         956        502     + 90.4

Minority interests                                  8          1     +700.0          18          1         .
--------------------------------------------------------------------------------------------------------------
Net income                                        448        106     +322.6         912        429     +112.6

Earnings per share in Euro                       0.73       0.17     +329.4        1.48       0.69     +114.5
--------------------------------------------------------------------------------------------------------------

* net of petroleum and natural gas taxes

Consolidated Balance Sheets                                                                 Million Euro
--------------------------------------------------------------------------------------------------------------
Assets                                                        June 30           Change    Dec. 31      Change
                                                          2000       1999        in %       1999        in %
--------------------------------------------------------------------------------------------------------------
Fixed assets                                              17,123     15,838      +  8.1     16,070     +  6.6

Inventories                                                4,372      3,844      + 13.7      4,028     +  8.5

Receivables                                               12,434      6,885      + 80.6      7,178     + 73.2

Deferred taxes                                             1,238      1,104      + 12.1      1,225     +  1.1

Cash and cash equivalents                                  1,127      1,725      - 34.7      1,508     - 25.3
--------------------------------------------------------------------------------------------------------------
Current assets                                            19,171     13,558      + 41.4     13,939     + 37.5
--------------------------------------------------------------------------------------------------------------
Total assets                                              36,294     29,396      + 23.5     30,009     + 20.9
--------------------------------------------------------------------------------------------------------------

Stockholder's equity and liabilities                          June 30           Change    Dec. 31      Change
                                                          2000       1999        in %       1999        in %
--------------------------------------------------------------------------------------------------------------
Subscribed capital and capital surplus                     4,265      4,165      +  2.4      4,265     +  0.0

Retained earnings and other equity                         9,556      8,738      +  9.4      9,551     +  0.1

Minority interests                                           492        349      + 41.0        329     + 49.5
--------------------------------------------------------------------------------------------------------------
Stockholder's equity                                      14,313     13,252      +  8.0     14,145     +  1.2

Provisions                                                 8,976      8,458      +  6.1      8,638     +  3.9

Financial indebtedness                                     6,750      2,334      +189.2      1,294     +421.6

Miscellaneous liabilities                                  6,255      5,352      + 16.9      5,932     +  5.4
--------------------------------------------------------------------------------------------------------------
Liabilities                                               21,981     16,144      + 36.2     15,864     + 38.6
--------------------------------------------------------------------------------------------------------------
Equity and liabilities                                    36,294     29,396      + 23.5     30,009     + 20.9
--------------------------------------------------------------------------------------------------------------
The interim financial statement has not been audited.

Corporate Media Relations:               Investor Relations:                    www.basf.com
Tel. +49-621-60-99938                    Tel. +49-621-60-48230                  BASF Aktiengesellschaft
Fax  +49-621-60-20129                    Fax  +49-621-60-22500                  67056 Ludwigshafen
E-Mail: presse.kontakt@basf-ag.de        E-Mail: investorrelations@basf-ag.de   Germany

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                             BASF Aktiengesellschaft

Date:  August 8, 2000                        By: /s/ Dr. Felix Gress
                                             Name:   Dr. Felix Gress
                                             Title:  Director Communications
                                                     BASF Group

                                             By: /s/ Kurt Leidner
                                             Name:   Kurt Leidner
                                             Title:  Director Communications
                                                     Ludwigshafen Site